Planet Image International Limited

December 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner

Re:	Planet Image International Limited Amendment No.2 to Draft Registration Statement on Form F-1 Submitted November 24, 2021 CIK 0001868395

Dear Ms. Barberena-Meissner:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 8, 2021 regarding its Amendment No.2 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted on November 24, 2021. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 3 to the Draft Registration Statement on Form F-1 (“Amendment No. 3 to the Draft Registration Statement”) is being submitted confidentially to accompany this response letter.

Amendment No.2 to Draft Registration Statement

Cover Page

1. We note your revisions in response to prior comment 1. Please revise to clarify whether the cash transfers in the form of intercompany loans during the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021, were to and/or from your PRC subsidiaries.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No. 3 to the Draft Registration Statement.

Risk Factors

Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by

Nasdaq..., page 25

2. Please update your disclosure to discuss that the SEC adopted final amendments implementing the disclosure and submission requirements of the Holding Foreign Companies Accountable Act on December 2, 2021.

Response: In response to the Staff’s comment, we have revised our disclosure on page 25 of Amendment No. 3 to the Draft Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC